As filed with the Securities and Exchange Commission on October 31, 2002
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                          Under Section 14(D)(4) of the
                         Securities Exchange Act of 1934
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                                   ANTENNA TV
             (Exact name of registrant as specified in its charter)

                                 ANTENNA TV S.A.
                 (Translation of Registrant's name into English)


                           AMERICAN DEPOSITARY SHARES
                         (EACH AMERICAN DEPOSITARY SHARE
                  REPRESENTING ONE HALF OF ONE ORDINARY SHARE)
                         (Title of Class of Securities)

                                   03672N 10 0
                      (CUSIP Number of Class of Securities)
                                ----------------

                               Nikos Angelopoulos
                             Kifissias Avenue 10-12
                                 Maroussi 151 25
                                 Athens, Greece
                                (30) 10 688-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person filing Statement)


|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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            FOR IMMEDIATE RELEASE                               OCTOBER 30, 2002
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        ANTENNA TV ANNOUNCES NASDAQ DETERMINATION OF CONTINUED COMPLIANCE
                          WITH MINIMUM BID REQUIREMENT

Antenna TV S.A. announced today that it has been informed by The Nasdaq National Market that the Company has regained compliance with the minimum bid price requirement for continued listing of its American Depositary Shares. As a result, the ADSs are not currently subject to the potential delisting from the Nasdaq National Market that was referred to in the Antenna press release dated October 1, 2002 announcing the "going private" offer by the controlling shareholders of Antenna.

Antenna strongly urges shareholders to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer expected to be filed with the U.S. Securities and Exchange Commission, when they become available, because they will contain important information. The tender offer statement will be filed by companies controlled by members of the Kyriakou family with the SEC, and the solicitation/recommendation statement will be filed by Antenna TV with the SEC. Shareholders will be able to receive these documents, as well as other documents filed by Antenna with the SEC, free of charge at the SEC's website http://www.sec.gov, or from Antenna at the following contact number (IR Office,Tel.:++30 10 688 6500).


       BACKGROUND NOTES
       ----------------

Antenna is a leading media group in Greece. It owns and operates Antenna TV, the leading television broadcast network and producer of television programming in Greece, and Antenna FM, a leading radio station in the greater Athens area. Antenna has a controlling interest in a publishing company, Daphne Communications, which publishes 12 consumer and technical magazines. Antenna also distributes television programming for broadcast to Greek-speaking audiences in Cyprus, the United States, Canada and Australia. We also own interests in three Bulgarian media businesses, including a 100% interest in Nova Television, a commercial television network in Bulgaria. We have also begun to establish a presence in the Greek Internet sector.

Since March 1999, Antenna TV's shares, in the form of ADRs, have been listed on NASDAQ, under the symbol "ANTV", and on the London Stock Exchange, under the symbol "AEVD".